Filed by The J. M. Smucker Company
Subject Company: International Multifoods Corporation
Commission File No. 001-06699
Pursuant to Rule 425 under the Securities Act of 1933

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

March 2004

Dear Multifoods Employees,

     As you are now aware, The J. M. Smucker Company has entered into an agreement to acquire International Multifoods Corporation. Under this agreement, which is expected to close in June 2004, Multifoods will become part of the Smucker family of brands.

     We are very excited to announce this news, and want to take this opportunity to welcome you to The J. M. Smucker Company. Our Company, like Multifoods, has a rich history and heritage. We were founded in Orrville, Ohio, in 1897 when the Company’s namesake and founder, Jerome Smucker, sold his first product — apple butter — from the back of a horse-drawn wagon. Today, 107 years later, our family run Company is the market leader in fruit spreads, peanut butter, shortening and oils, ice cream toppings, and health and natural foods beverages in North America under such icon brands as Smucker’s®, Jif® and Crisco®.

     This acquisition supports the Company’s vision of owning and marketing leading North American icon brands, and strengthening our presence in the U.S. and Canada. These brands have prospered under your leadership, and we look forward to working together to grow these businesses even further through investing in these products, leveraging these brands with our existing brands, and developing new products to provide our consumers a broader array of choices.

     At Smucker, we place a special emphasis on personal integrity and high ethical standards as well as partnership and teamwork. We operate under a set of principles we call our Basic Beliefs, which define and guide the culture and future direction of our Company. These Beliefs are: Quality, People, Ethics, Growth, and Independence. Adherence to these time-honored principles has helped us to be recognized by Business Ethics Magazine for our corporate citizenship and ranked by FORTUNE Magazine as number one on its list of “100 Best Companies to Work For.” These are humbling recognitions, and we credit the dedication and commitment of our employees as key reasons for our success.

     In the coming weeks, members of our Smucker team will be visiting your location and we look forward to meeting you and working with you in the months ahead. In addition, each of you will be receiving an information packet about our Company that will familiarize you even more with our heritage, philosophies and brands.

     We believe the many common commitments shared by both companies represent a great foundation for a smooth integration of Multifoods’ talented employees and market leading brands into The Smucker Company. Our recent successful integration of the Jif and Crisco businesses provided us with invaluable tools and learnings that will help make this a smooth process for everyone. We know that a team approach is the only approach and that together, we will achieve a successful integration with tremendous opportunities for all of us.

     Once again, welcome to The J. M. Smucker Company! We are very excited to have you as part of our team.

Sincerely,

Tim Smucker	Richard Smucker

The J. M. Smucker Company Forward-Looking Language

This letter contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the close of the proposed transaction, the ability of the Company to successfully obtain any required financing, the ability to achieve the amount and timing of the estimated savings, success and cost of new marketing and sales programs and strategies intended to promote growth in the Company’s businesses, the strength of commodity markets from which raw materials are procured and the related impact on costs, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company will file with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company’s proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

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